UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File No. 000-55032

Kelso Technologies Inc.

(Translation of registrant's name into English)

13966 18B Avenue, Surrey, British Columbia V4A 8J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1	Financial Statements for the year ended December 31, 2023
99.2	Management's Discussion and Analysis for the year ended December 31, 2023
99.3	Annual Report for the year ended December 31, 2023
99.4	News release dated March 26, 2024
99.5	Sustainability Report for the year ended December 31, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ James R. Bond

James R. Bond
Chief Executive Officer

Date:  March 26, 2024